UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: November 15, 2019	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext 7715 jesse_huang@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS Chairman to Transfer Certain Shares to Subsidiary as Part of Personal Asset Planning Purposes; Ownership Level to Remain Unchanged After Planned Transfer

Hsinchu, Taiwan, November 15, 2019 ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), announced that Mr. S.J. Cheng, Chairman and President of ChipMOS, today filed a report with the competent authority in Taiwan regarding a planned transfer of certain shares in ChipMOS held by him to Haohsiang Investment Co., Ltd. (“Haohsiang”), a limited company incorporated under the laws of Taiwan, whose share capital is wholly owned by Mr. Cheng.

This is not a share sale to an unrelated third party or reduction in Mr. Cheng’s beneficial ownership. Upon completion of the planned transfer, Mr. Cheng’s direct and indirect shareholding (through Haohsiang) in ChipMOS will remain identical to what it was prior to the planned transfer. Under Taiwan’s Securities and Exchange Act, the planned transfer needs to be reported to the competent authority, which was made today; the planned share transfer to Haohsiang can then occur three days after such report.

Mr. Cheng currently holds an aggregate of 12,150,161 Common Shares, representing 1.67% of the total issued share capital in ChipMOS (727,240,126 shares). Upon completion of this transfer, Mr. Cheng will transfer 6,000,000 Common Shares in ChipMOS held by him, representing 0.83% of the total issued share capital in ChipMOS, to the transferee, which is expected to be Haohsiang. Haohsiung currently holds 244,777 Common Shares in ChipMOS, which has been reported to the competent authority in Taiwan regularly as the holding vehicle of Mr. Cheng.

S.J. Cheng, Chairman and President of ChipMOS, said, “Under the planned share transfer my beneficial ownership level will remain unchanged. The transfer is solely for my personal asset planning purposes based on the advice of my financial and tax advisors. My confidence in the long-term business prospects for ChipMOS remains very high given the company’s strong fundamentals, expanded revenue and profit reported in 2019, and outlook.”

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (https://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange commission (the “SEC”) and in the Company’s other filings with the SEC.